Christine P. Richards Executive Vice President General Counsel and Secretary Member of the Executive Committee	942 South Shady Grove Road Memphis, TN 38120 Telephone 901.818.7588 Fax 901.818.7590 cprichards@fedex.com

July 15, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that FedEx Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended May 31, 2013, which was filed with the U.S. Securities and Exchange Commission on July 15, 2013.

Respectfully submitted, FedEx Corporation

By:	/s/ Christine P. Richards
Christine P. Richards Executive Vice President, General Counsel and Secretary